Mail Stop 4561
	 								November 18, 2005

VIA U.S. MAIL AND FAX (315) 389-5363

Mr. Donald Gruneisen
Chief Financial Officer
Pipeline Data Inc.
151 Hancock St., Suite 301, Hancock Plaza
Quincy, MA 02169-5243

      Re:	Pipeline Data Inc.
      	Form 10-KSB/A for the year ended December 31, 2004
      	Filed October 11, 2005
      File No. 0-50611

Dear Mr. Gruneisen:

      We have reviewed your amendment and response letter filed October 11, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note J - Merchant Portfolio and Residual Rights Purchase, page F-
22
1. We have reviewed your response to comment 1. Please provide us with a detailed description of the assets you have purchased that are classified on your balance sheets as Merchant portfolio and Residual rights purchase. Additionally, tell us why you believe these are intangible assets, and how you have determined that these assets have an indefinite useful life. Refer to paragraphs 11 and B56 of SFAS 142.


Note K - Accounting for Goodwill, page F-23
2. We have reviewed your response to comment 2. In Note K - Accounting for Goodwill you have disclosed that goodwill will be amortized on a straight line basis over a fifteen year life. Please revise your accounting policy for goodwill so that goodwill is not amortized, but is reviewed for impairment on an annual basis. Refer to paragraph 18 of SFAS 142.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Donald Gruneisen
Pipeline Data, Inc.
November 18, 2005
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